UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with authorized Capital

Corporate Taxpayers ID nº 90.400.888/0001-42

Company Registry 35.300.332.067

Material Fact

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil"), with reference to the Material Fact disclosed on March 14, 2019, dealing with the execution of the Put Option held by Bosan Participações S.A. (“Bosan”) in relation to the shares it held in the capital of Banco Olé Bonsucesso Consignado S.A (“Banco Olé”), and pursuant to paragraph 4 of Article 157 of Law 6.404/76 and CVM Rule 358/02, as amended, hereby informs the public that the parties reached an agreement towards the price and conditions for executing the transaction, signing on this date a binding agreement for the acquisition, by Santander Brasil, of the totality of the shares issued by Bosan (holding company whose sigle asset are the shares representing 40% of Banco Ole capital), for the total price of R$1,600,000,000.00 (“Operation”), to be paid on the closing date of the operation.

The effectiveness of the Operation is subject to the formalization of the definitive documents and to the implementation of certain suspensive condition usual to such kind of transaction, including usual regulatory approvals. Once the Operation is concluded, Santander Brasil will, directly and indirectly hold the totality of the shares issued by Banco Olé.

Santander Brasil will keep its shareholders and the market informed of the evolution of the Operation, as aplicable.

São Paulo, December 20, 2019.

ANGEL SANTODOMINGO

Inverstor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 20, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer